ARNOLD & PORTER LLP

Neil M. Goodman
Neil_Goodman@aporter.com
202.942.5191
202.942.5999 Fax
555 Twelfth Street, NW
Washington, DC 20004-1206




08002312

May 1, 2008

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of a press release announcing the results of EDC's private placement of debt securities in the Venezuelan market, which was disseminated on April 30, 2008.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5191.

Very truly yours,

Neil Goodman

Enclosures



La Nueva
Electricidad de Caracas
Iluminando el Camino al Socialismo

INVESTOR RELATIONS BULLETIN

FOR IMMEDIATE RELEASE

From:
C. A. La Electricidad de Caracas
Avenida Vollmer, San Bernardino
Caracas, Venezuela

Contact:
Maria Alejandra Vivas Bruzual
Investor Relations Director
Phone: (58) (212) 502.1188
e-mail: edcinversionistas@laedc.com.ve

Electricidad de Caracas (EDC) has successfully placed a US$ 650 million private offering of 10-year notes

Caracas, Venezuela (April 30, 2008) EDC announced that it has successfully placed --in a structured operation with ABN AMRO-- senior unsecured notes for US$ 650 million due 2018 (which were priced at 105%, earning 8.5% semiannually).

The offering was privately placed according to guidelines from the Ministry of Finance regarding debt issue. This issuance will allow EDC to eliminate all the restrictive covenants contained in the indenture of the US$ 260 million Notes, distribute timely dividends, ease transition toward Corporación Eléctrica Nacional, and to transfer assets.

EDC will use proceeds to fund the repurchase of the US$ 260 million Notes and for capital expenditures.

After this issuance, EDC's financial debt amounts to US$ 671 million (debt to equity ratio equal to 31.13%), while its average life stands at 9.92 years. EDC will have the financial mobility to undertake new investment projects and to maintain and improve its electrical network in order to provide people a guaranteed level of quality service.

EDC's financial solidity and operational excellence, as well as the support from both Petróleos de Venezuela (PDVSA) and the government –i.e., investment assistance, are reflected in the following ratings:

- On April 22, 2008, Fitch Ratings upgraded both the Foreign Currency and Local Currency Issuer Default Ratings for EDC to 'BB-' (from 'B+'). It also assigned a 'BB-' rating to the proposed issuance of US$ 650 million senior unsecured notes due 2018, issued by EDC. Fitch has upgraded the long-term national scale rating of EDC to 'AAA(ven)' –from 'AA-(ven)'-- and the short-term national scale rating to 'F1+(ven)' --from 'F1(ven)'. The upgrade is based on EDC link to both its new majority shareholder (PDVSA) and the Bolivarian Republic of Venezuela.

- On April 30, 2008, Standard & Poor's Ratings Services assigned its 'BB-' rating to EDC US$ 650 million senior unsecured notes due 2018. It also assigned its 'BB-' local currency corporate credit rating to EDC. At the same time, Standard & Poor's affirmed its 'BB-' foreign currency corporate credit rating on EDC.

C.A. La Electricidad de Caracas and subsidiaries (EDC) is a PDVSA affiliate and provides electricity mainly to the Caracas metropolitan area.
EDC shares are transacted in the Caracas Stock Exchange, while its Depositary Receipts (ADRs) are dealt in the U.S. "over-the-counter" market under the symbol "ELDAY.pk" and in Spain's LATIBEX under the "XEDC" symbol.

La Nueva
Electricidad de Caracas
Iluminando el Camino al Socialismo

BOLETÍN DE RELACIONES CON INVERSIONISTAS

PARA SU ANUNCIO INMEDIATO

De:
C. A. La Electricidad de Caracas
Avenida Vollmer, San Bernardino
Caracas, Venezuela

Contacto:
Maria Alejandra Vivas Bruzual
Director de Relaciones con Inversionistas
Teléfono: (58-212) 502-11-88
e-mail: edcinversionistas@laedc.com.ve

La Nueva Electricidad de Caracas (EDC) cerró exitosamente colocación de Bonos por US$ 650 MM.

Caracas, Venezuela (30 de Abril de 2008) EDC anunció la colocación exitosa de Bonos por US$ 650.000.000 con vencimiento en el 2018, en una operación estructurada por ABN AMRO. Estos Bonos fueron colocados con una prima del 5% ofreciendo un rendimiento de 8,50% anual, pagadero semestralmente.

La colocación fue privada y en concordancia con el diseño de emisión de deuda del Ministerio de Finanzas. Esta nueva emisión de Bonos EDC 2018 elimina las condiciones restrictivas del Bono EDC 2014 y le permitirán a EDC cumplir con el pago oportuno de dividendos, migrar a la Corporación Eléctrica Nacional a un menor costo y transferir activos.

EDC destinará parte de estos recursos a la recompra de deuda correspondiente al bono US$ 260 millones con vencimiento en el 2014, que estipulaba una tasa del 10,25% anual y adicionalmente llevar a cabo un plan agresivo de inversiones de capital.

Con esta emisión el saldo de la deuda financiera de EDC se ubica en US$ 671 millones, presentando una relación deuda / patrimonio de 31,13% lo cual coloca a la institución con una gran flexibilidad y capacidad para acometer el desarrollo de nuevos proyectos de inversión, además de llevar adelante el adecuado y oportuno mantenimiento de la red eléctrica, garantizando al pueblo venezolano un servicio de alta calidad. El tenor de 10 años mejoró el perfil de vencimiento de la deuda, situándose la vida promedio de ésta en 9,92 años.

La solidez financiera y la continuidad operativa en niveles adecuados de la EDC durante el 2007, así como el soporte implícito tanto de nuestro accionista mayoritario, Petróleos de Venezuela S.A., como del Gobierno Nacional mediante el apoyo a programas de inversión, permitió que las calificadoras de riesgo fundamentaran las siguientes calificaciones:

- El 22 de abril de 2008, Fitch Ratings mejoró la calificación internacional de emisor de largo plazo tanto en moneda nacional como extranjera de EDC hasta "BB-" desde "B+" y asignó "BB-" a la emisión propuesta por US$ 650 millones. Además Fitch mejoró la calificación nacional de largo plazo de la empresa hasta "AAA(ven)" desde "AA-(ven)" y la calificación local de corto plazo hasta "F1+(ven)" desde "F1(ven)". Fitch mantiene para la EDC las calificaciones internacionales con la misma perspectiva de la República Bolivariana de Venezuela y de Petróleos de Venezuela S.A.
- El 30 de abril de 2008, Standard & Poor's Ratings Services, confirmó su calificación de riesgo crediticio a EDC en moneda extranjera, en "BB-" y asignó "BB-" al riesgo crediticio en moneda local. Asimismo, calificó en "BB-" a los bonos no garantizados por US$ 650 millones con vencimiento en 2018, emitidos por EDC.

C. A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de PDVSA, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) de EDC se negocia en los Estados Unidos de América en el mercado "over-the-counter", bajo el símbolo: "ELDAY.pk " y en el mercado internacional para valores latinoamericanos - "LATIBEX" bajo el símbolo: "XEDC".

Gobierno Bolivariano de Venezuela | Ministerio del Poder Popular para la Energía y Petróleo

Venezuela

ARNOLD & PORTER LLP

Neil M. Goodman
Neil_Goodman@aporter.com

202.942.5191
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

May 1, 2008

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of a press release announcing the results of EDC's private placement of debt securities in the Venezuelan market, which was disseminated on April 30, 2008.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5191.

Very truly yours,



Neil Goodman

Enclosures


La Nueva
Electricidad de Caracas
Iluminando el Camino al Socialismo

INVESTOR RELATIONS BULLETIN

FOR IMMEDIATE RELEASE

From:
C. A. La Electricidad de Caracas
Avenida Vollmer, San Bernardino
Caracas, Venezuela

Contact:
Maria Alejandra Vivas Bruzual
Investor Relations Director
Phone: (58) (212) 502.1188
e-mail: edcinversionistas@laedc.com.ve

Electricidad de Caracas (EDC) has successfully placed a US$ 650 million private offering of 10-year notes

Caracas, Venezuela (April 30, 2008) EDC announced that it has successfully placed –in a structured operation with ABN AMRO– senior unsecured notes for US$ 650 million due 2018 (which were priced at 105%, earning 8.5% semiannually).

The offering was privately placed according to guidelines from the Ministry of Finance regarding debt issue. This issuance will allow EDC to eliminate all the restrictive covenants contained in the indenture of the US$ 260 million Notes, distribute timely dividends, ease transition toward Corporación Eléctrica Nacional, and to transfer assets.

EDC will use proceeds to fund the repurchase of the US$ 260 million Notes and for capital expenditures.

After this issuance, EDC's financial debt amounts to US$ 671 million (debt to equity ratio equal to 31.13%), while its average life stands at 9.92 years. EDC will have the financial mobility to undertake new investment projects and to maintain and improve its electrical network in order to provide people a guaranteed level of quality service.

EDC's financial solidity and operational excellence, as well as the support from both Petróleos de Venezuela (PDVSA) and the government –i.e., investment assistance, are reflected in the following ratings:

- On April 22, 2008, Fitch Ratings upgraded both the Foreign Currency and Local Currency Issuer Default Ratings for EDC to 'BB-' (from 'B+'). It also assigned a 'BB-' rating to the proposed issuance of US$ 650 million senior unsecured notes due 2018, issued by EDC. Fitch has upgraded the long-term national scale rating of EDC to 'AAA(ven)' –from 'AA-(ven)'– and the short-term national scale rating to 'F1+(ven)' –from 'F1(ven)'. The upgrade is based on EDC link to both its new majority shareholder (PDVSA) and the Bolivarian Republic of Venezuela.

- On April 30, 2008, Standard & Poor's Ratings Services assigned its 'BB-' rating to EDC US$ 650 million senior unsecured notes due 2018. It also assigned its 'BB-' local currency corporate credit rating to EDC. At the same time, Standard & Poor's affirmed its 'BB-' foreign currency corporate credit rating on EDC.

C.A. La Electricidad de Caracas and subsidiaries (EDC) is a PDVSA affiliate and provides electricity mainly to the Caracas metropolitan area.
EDC shares are transacted in the Caracas Stock Exchange, while its Depositary Receipts (ADRs) are dealt in the U.S. "over-the-counter" market under the symbol "ELDAY.pk" and in Spain's LATIBEX under the "XEDC" symbol.


La Nueva
Electricidad de Caracas
Iluminando el Camino al Socialismo

BOLETÍN DE RELACIONES CON INVERSIONISTAS

PARA SU ANUNCIO INMEDIATO

De:
C. A. La Electricidad de Caracas
Avenida Vollmer, San Bernardino
Caracas, Venezuela

Contacto:
Maria Alejandra Vivas Bruzual
Director de Relaciones con Inversionistas
Teléfono: (58-212) 502-11-88
e-mail: edcinversionistas@laedc.com.ve

La Nueva Electricidad de Caracas (EDC) cerró exitosamente colocación de Bonos por US$ 650 MM.

Caracas, Venezuela (30 de Abril de 2008) EDC anunció la colocación exitosa de Bonos por US$ 650.000.000 con vencimiento en el 2018, en una operación estructurada por ABN AMRO. Estos Bonos fueron colocados con una prima del 5% ofreciendo un rendimiento de 8,50% anual, pagadero semestralmente.

La colocación fue privada y en concordancia con el diseño de emisión de deuda del Ministerio de Finanzas. Esta nueva emisión de Bonos EDC 2018 elimina las condiciones restrictivas del Bono EDC 2014 y le permitirán a EDC cumplir con el pago oportuno de dividendos, migrar a la Corporación Eléctrica Nacional a un menor costo y transferir activos.

EDC destinará parte de estos recursos a la recompra de deuda correspondiente al bono US$ 260 millones con vencimiento en el 2014, que estipulaba una tasa del 10,25% anual y adicionalmente llevar a cabo un plan agresivo de inversiones de capital.

Con esta emisión el saldo de la deuda financiera de EDC se ubica en US$ 671 millones, presentando una relación deuda / patrimonio de 31,13% lo cual coloca a la institución con una gran flexibilidad y capacidad para acometer el desarrollo de nuevos proyectos de inversión, además de llevar adelante el adecuado y oportuno mantenimiento de la red eléctrica, garantizando al pueblo venezolano un servicio de alta calidad. El tenor de 10 años mejoró el perfil de vencimiento de la deuda, situándose la vida promedio de ésta en 9,92 años.

La solidez financiera y la continuidad operativa en niveles adecuados de la EDC durante el 2007, así como el soporte implícito tanto de nuestro accionista mayoritario, Petróleos de Venezuela S.A., como del Gobierno Nacional mediante el apoyo a programas de inversión, permitió que las calificadoras de riesgo fundamentaran las siguientes calificaciones:

- El 22 de abril de 2008, Fitch Ratings mejoró la calificación internacional de emisor de largo plazo tanto en moneda nacional como extranjera de EDC hasta "BB-" desde "B+" y asignó "BB-" a la emisión propuesta por US$ 650 millones. Además Fitch mejoró la calificación nacional de largo plazo de la empresa hasta "AAA(ven)" desde "AA-(ven)" y la calificación local de corto plazo hasta "F1+(ven)" desde "F1(ven)". Fitch mantiene para la EDC las calificaciones internacionales con la misma perspectiva de la República Bolivariana de Venezuela y de Petróleos de Venezuela S.A.
- El 30 de abril de 2008, Standard & Poor's Ratings Services, confirmó su calificación de riesgo crediticio a EDC en moneda extranjera, en "BB-" y asignó "BB-" al riesgo crediticio en moneda local. Asimismo, calificó en "BB-" a los bonos no garantizados por US$ 650 millones con vencimiento en 2018, emitidos por EDC.

C. A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de PDVSA, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) de EDC se negocia en los Estados Unidos de América en el mercado "over-the-counter", bajo el símbolo: "ELDAY.pk" y en el mercado internacional para valores latinoamericanos - "LATIBEX" bajo el símbolo: "XEDC".

END